UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SKYX PLATFORMS CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

78471E105

(CUSIP Number)

Rani Kohen

c/o SKYX Platforms Corp.

2855 W. McNab Road

Pompano Beach, Florida 33069

(855) 759-7584

With a copy to:

Jurgita Ashley

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78471E105	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Rani R. Kohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,259,970(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,859,970(1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 14,859,970(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 9,143,969 shares of Common Stock held by KRNB Holdings, LLC, of which Mr. Kohen is the sole owner and manager, and (ii) 100,000 shares of Common Stock held by a family member.

(2)	Includes 5,600,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.

CUSIP No. 78471E105	13D	Page 3 of 4 Pages

This Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 1”) amends the Statement of Beneficial Ownership on Schedule 13D filed by Rani Kohen on February 15, 2022 (as amended, the “Schedule 13D” or this “Statement”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

This Amendment No. 1 is being filed to reflect the change in percentage of beneficial ownership held by Mr. Kohen as a result of a change in outstanding shares of Common Stock of the Company.

Item 1. Security and Issuer.

This Statement relates to the common stock, no par value per share (the “Common Stock”), of SKYX Platforms Corp., a Florida corporation (the “Company”). The Company reports that its principal executive offices are located at 2855 W. McNab Road, Pompano Beach, Florida 33069.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock and stock options beneficially owned by Mr. Kohen were acquired from the Company in private placement transactions and/or received as compensation for his services as an executive officer of the Company. In addition, since the Company’s initial public offering, Mr. Kohen has purchased approximately $48,903 in Common Stock in open market purchases. The source of funds for the shares of Common Stock purchased by Mr. Kohen was personal funds or affiliate funds.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Kohen beneficially owns in the aggregate 9,259,970 shares of Common Stock, which represents approximately 10.1% of the Company’s outstanding shares of Common Stock and includes 9,143,969 shares of Common Stock directly held by KRNB Holdings, LLC, which Mr. Kohen, as the sole owner and manager of KRNB Holdings, LLC, may be deemed to beneficially own, and 100,000 shares of Common Stock held by a family member.

Mr. Kohen also holds options to purchase an aggregate of 5,600,000 shares of Common Stock that are exercisable within 60 days of the date of this Statement and were received as part of his executive officer compensation. Such options include (i) options to purchase 1,000,000 shares of Common Stock at an exercise price of $0.60 per share, which were granted on November 15, 2015 and expire on November 15, 2025; (ii) options to purchase 1,140,000 shares of Common Stock at an exercise price of $6.00 per share, all of which are currently exercisable, which were granted on September 1, 2019 and expire on September 1, 2024; (iii) options to purchase 1,140,000 shares of Common Stock at an exercise price of $12.00 per share, 460,000 of which are currently exercisable, which were granted on January 1, 2022 and expire on January 1, 2027; and (iv) options to purchase 3,000,000 shares of Common Stock at an exercise price of $3.00 per share for 1,500,000 shares, $4.00 per share for 500,000 shares, and $6.00 per share for 1,000,000 shares, which were granted on November 21, 2019 and expire on November 21, 2024. In addition, Mr. Kohen also holds performance-based options to purchase 17,000,000 shares of Common Stock at exercise prices ranging from $4.00 to $12.00 per share that are not exercisable within 60 days of the date of this Statement.

Each percentage ownership of Common Stock set forth in this Statement is based on the 91,643,338 shares of Common Stock reported by the Company as outstanding as of June 26, 2023 in the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on June 30, 2023.

(c)	No transactions in the Common Stock have been effected by Mr. Kohen during the past 60 days.

CUSIP No. 78471E105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 7, 2023

/s/ Rani R. Kohen
RANI R. KOHEN